No. 811-[ ]

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

ACAP STRATEGIC FUND; SILVERBAY CAPITAL MANAGEMENT LLC; ADVANTAGE ADVISERS XANTHUS FUND, LLC; ALKEON CAPITAL MANAGEMENT, LLC; ALKEON GROWTH PARTNERS, LP; ALKEON GROWTH OFFSHORE FUND, LTD.; ALKEON GROWTH MASTER FUND, LTD.; ALKEON GROWTH PARTNERS II, LP; ALKEON GROWTH OFFSHORE FUND II, LTD.; ALKEON GROWTH PW PARTNERS, LP; ALKEON GROWTH RJ PARTNERS, LP; ALKEON SELECT SERIES SPC FUND, LTD.; ALKEON SELECT PARTNERS, LP; ALKEON SELECT OFFSHORE FUND, LTD.; ADVANTAGE ADVISERS GLOBAL GROWTH, LLC; ADVANTAGE ADVISERS GLOBAL GROWTH, LTD.; SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE GROWTH FUND SERIES; ALKEON INNOVATION FUND, LP; ALKEON INNOVATION OFFSHORE FUND LTD.; ALKEON INNOVATION MASTER FUND, LP; ALKEON INNOVATION OPPORTUNITY FUND, LP; ALKEON INNOVATION OPPORTUNITY OFFSHORE FUND, LP; ALKEON INNOVATION OPPORTUNITY MASTER FUND, LP; ALKEON INNOVATION FUND II, LP; ALKEON INNOVATION OFFSHORE FUND II, LP; ALKEON INNOVATION MASTER FUND II, LP; ALKEON INNOVATION FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION OFFSHORE FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION MASTER FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION LUX, SCSP SICAV-RAIF; ALKEON INNOVATION II PRIVATE CLIENT FUND, LP; ALKEON INNOVATION II PRIVATE CLIENT OFFSHORE FUND, LP.

350 Madison Avenue, 20th Floor New York, New York 10017

APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to: Jennifer Shufro SilverBay Capital Management LLC 350 Madison Avenue, 20th Floor New York, New York 10017 (212) 716-6840

Copies to: George M. Silfen, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 December 1, 2021

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

IN THE MATTER OF:

ACAP STRATEGIC FUND; SILVERBAY CAPITAL MANAGEMENT LLC; ADVANTAGE ADVISERS XANTHUS FUND, LLC; ALKEON CAPITAL MANAGEMENT, LLC; ALKEON GROWTH PARTNERS, LP; ALKEON GROWTH OFFSHORE FUND, LTD.; ALKEON GROWTH MASTER FUND, LTD.; ALKEON GROWTH PARTNERS II, LP; ALKEON GROWTH OFFSHORE FUND II, LTD.; ALKEON GROWTH PW PARTNERS, LP; ALKEON GROWTH RJ PARTNERS, LP; ALKEON SELECT SERIES SPC FUND, LTD.; ALKEON SELECT PARTNERS, LP; ALKEON SELECT OFFSHORE FUND, LTD.; ADVANTAGE ADVISERS GLOBAL GROWTH, LLC; ADVANTAGE ADVISERS GLOBAL GROWTH, LTD.; SALI MULTI-SERIES FUND, LP -ALKEON INSURANCE GROWTH FUND SERIES; ALKEON INNOVATION FUND, LP; ALKEON INNOVATION OFFSHORE FUND LTD.; ALKEON INNOVATION MASTER FUND, LP; ALKEON INNOVATION OPPORTUNITY FUND, LP; ALKEON INNOVATION OPPORTUNITY OFFSHORE FUND, LP; ALKEON INNOVATION OPPORTUNITY MASTER FUND, LP; ALKEON INNOVATION FUND II, LP; ALKEON INNOVATION OFFSHORE FUND II, LP; ALKEON INNOVATION MASTER FUND II, LP; ALKEON INNOVATION FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION OFFSHORE FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION MASTER FUND II, PRIVATE SERIES, LP; ALKEON INNOVATION LUX, SCSP SICAV-RAIF; ALKEON INNOVATION II PRIVATE CLIENT FUND, LP; ALKEON INNOVATION II PRIVATE CLIENT OFFSHORE FUND, LP.

350 Madison Avenue, 20th Floor
New York, New York 10017

File No. 811-[                ]
Investment Company Act of 1940

APPLICATION FOR AN ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I. Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Sections 17(d) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

●	ACAP Strategic Fund (“ACAP”), a registered, diversified, closed-end management investment company that operates as an interval fund;
●	SilverBay Capital Management LLC (“SilverBay”), the investment adviser to ACAP, on behalf of itself and its successors;[1]
●

Advantage Advisers Xanthus Fund, LLC (“Xanthus,” and with ACAP, collectively, the “Existing Regulated Funds” and each an “Existing Regulated Fund”), a registered, diversified, closed-end management investment company, subadvised by Alkeon (defined below);

●

Alkeon Growth Partners, LP; Alkeon Growth Offshore Fund, Ltd.; Alkeon Growth Master Fund, Ltd.; Alkeon Growth Partners II, LP; Alkeon Growth Offshore Fund II, Ltd.; Alkeon Growth PW Partners, LP; Alkeon Growth RJ Partners, LP; Alkeon Select Series SPC Fund, Ltd.; Alkeon Select Partners, LP; Alkeon Select Offshore Fund, Ltd.; Advantage Advisers Global Growth, LLC; Advantage Advisers Global Growth, Ltd.; SALI Multi-Series Fund, LP - Alkeon Insurance Growth Fund Series; Alkeon Innovation Fund, LP; Alkeon Innovation Offshore Fund Ltd.; Alkeon Innovation Master Fund, LP; Alkeon Innovation Opportunity Fund, LP; Alkeon Innovation Opportunity Offshore Fund, LP; Alkeon Innovation Opportunity Master Fund, LP; Alkeon Innovation Fund II, LP; Alkeon Innovation Offshore Fund II, LP; Alkeon Innovation Master Fund II, LP; Alkeon Innovation Fund II, Private Series, LP; Alkeon Innovation Offshore Fund II, Private Series, LP; and Alkeon Innovation Master Fund II, Private Series, LP; Alkeon Innovation Lux, SCSp SICAV-RAIF; Alkeon Innovation II Private Client Fund, LP; Alkeon Innovation II Private Client Offshore Fund, LP, each of which is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”), and whose investment adviser or sub-adviser is Alkeon (defined below);

●

Alkeon Capital Management, LLC (“Alkeon,” and together with SilverBay, the “Existing Advisers,” and, collectively with the Existing Regulated Funds, the Existing Affiliated Funds and the Existing Advisers, the “Applicants”), investment adviser or sub-adviser to each of the Existing Affiliated Funds, and sub-adviser to Xanthus, on behalf of itself and its successors.

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds2 and/or one or more Affiliated Funds3 to participate in the same investment opportunities through a proposed

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1 The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

2 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act, (b) whose investment adviser or sub-adviser is an Alkeon Adviser, and (c) that intends to participate in the Co-Investment Program. “Alkeon Adviser” means SilverBay or Alkeon, and any current or future investment adviser or sub-adviser that (i) controls, is controlled by, or is under common control with SilverBay or Alkeon, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

3 “Affiliated Funds” means the Existing Affiliated Funds, any Future Affiliated Fund and any Proprietary Account (as defined below). “Future Affiliated Fund” means any entity (a) whose investment adviser or sub-adviser is an Alkeon Adviser, (b) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program. “Proprietary Account” means accounts of any co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) and Rule 17d-1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order. The term “Adviser” has the same meaning as Alkeon Adviser.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 95 percent of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s Board6 has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. Any future subsidiaries of the Regulated Funds that participate in Co-Investment Transactions will be Wholly-Owned Investment Subs.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

II. Background

A. ACAP, a Delaware statutory trust, is a diversified, registered closed-end management investment company that has elected to operate as an interval fund pursuant to Rule 23c-3 under the 1940 Act. ACAP’s investment objective is to achieve maximum capital appreciation. ACAP invests its assets primarily in publicly-traded equity securities of U.S. and foreign companies that SilverBay believes are well positioned to benefit from demand for their products or services, including companies that can innovate or grow rapidly relative to their peers in their markets. ACAP also pursues its objective by effecting short sales of securities when SilverBay believes that the market price of a security is above its estimated intrinsic or fundamental value. ACAP invests or intends to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company.

____________________

Alkeon Adviser, their affiliates, and their direct or indirect, wholly- or majority-owned subsidiaries, which may, from time to time, hold various financial assets in a principal capacity. Any Proprietary Account not advised by an Alkeon Adviser shall be deemed to be an Adviser for purposes of the Conditions hereto.

4 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

5 No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6 The term “Board” refers to the board of directors or trustees of any Regulated Fund.

7 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000); Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Board of ACAP is comprised of 3 trustees, 2 of whom are Non-Interested Trustees.8

B. SilverBay, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. SilverBay is controlled by its sole managing member, Alkeon. SilverBay serves as investment adviser to ACAP and manages ACAP’s portfolio in accordance with ACAP’s Objectives and Strategies.9 SilverBay makes investment decisions for ACAP, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of ACAP, subject to the oversight of the Board.

C. Xanthus, a Delaware limited liability company, is a diversified, registered closed-end management investment company. Xanthus’ investment objective is to achieve maximum capital appreciation. It pursues this objective by investing its assets primarily in equity securities of U.S. and foreign companies that its investment sub-adviser, Alkeon, believes are well positioned to benefit from demand for their products or services, particularly companies that can innovate or grow rapidly relative to their peers in their markets. Xanthus is treated as a partnership for tax purposes.

The Board of Xanthus is comprised of 6 managers, 5 of whom are Non-Interested Trustees.

D. Alkeon, a Delaware limited liability company, is an investment adviser that is registered with the Commission under the Advisers Act. Alkeon serves as investment sub-adviser to Xanthus and, in doing so, manages Xanthus’ portfolio in accordance with Xanthus’ Objectives and Strategies and makes investment decisions for Xanthus, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of Xanthus, subject to the oversight of the Board.

E. Each Existing Affiliated Fund is an entity whose investment adviser or sub-adviser is Alkeon and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Existing Affiliated Funds pursue strategies focused on investing in a variety of equity or equity-related securities. The Existing Affiliated Funds have generally similar investment objectives to, and may have overlapping positions with, the Existing Regulated Funds, but they typically target different portfolio risk/return characteristics and liquidity constraints. As a result, the Existing Affiliated Funds may invest on a longer or shorter basis, invest in a less diversified manner or hold a significantly greater number of more speculative or less liquid positions than the Existing Regulated Funds.

III. Order Requested

Applicants request the Order of the Commission under Section 17(d) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. As the Proprietary Accounts are controlled by Alkeon and, therefore, may be under common control with the Advisers, the Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) and prohibited from participating in Co-Investment Transactions by Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.
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8 The term “Non-Interested Trustees” refers to the trustees or managers of any Regulated Fund who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act.

9 “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in such Regulated Fund’s most current registration statement on Form N-2 or, as applicable, other filings such Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and such Regulated Fund’s reports to shareholders.

A. Section 17(d)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act, a person who beneficially owns, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.10

An Adviser will be the investment adviser or sub-adviser to each of the Future Regulated Funds and each Affiliated Fund. The Regulated Funds may be deemed to be under common control because an Adviser is or will be the investment adviser or sub-adviser to each Regulated Fund, and thus may be deemed to be affiliated persons of each other Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Section 17(d) of the 1940 Act, and thus subject to the provisions of Rule 17d-1 of the 1940 Act.

B. Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
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10 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d):

“The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

Applicants believe that the Conditions of this Application would ensure that the conflicts of interest that Section 17(d) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d-1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the proposed Conditions, as discussed more fully in Section III.D. of this Application, will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other Conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Advisers, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The Conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser or sub-adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by both a majority of the trustees of the Board who have no financial interest in such transaction, plan, or arrangement and a majority of such trustees of the Board who are Non-Interested Trustees (a “Required Majority”) eligible to vote on that Co-Investment Transaction (the “Eligible Trustees”).

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset class mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s Available Capital will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, adviser or sub-adviser or imposed by applicable laws, rules, regulations or interpretations.

If the Adviser, the Principals, or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

In sum, Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such subsidiary would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Rule 17d-1 under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the applicable Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the applicable Regulated Fund and the Wholly-Owned Investment Sub. The applicable Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the applicable Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the applicable Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the applicable Board will also be informed of, and take into consideration, the relative participation of the applicable Regulated Fund and the Wholly-Owned Investment Sub.

D. Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the applicable Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of such Regulated Fund’s then-current circumstances.

2. (a) If an Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for such Regulated Fund, it will then determine an appropriate level of investment for such Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by any other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the applicable Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in Conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Funds’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A)	the interests of the shareholders of the applicable Regulated Fund; and

(B)	the applicable Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the applicable Regulated Fund, and participation by the applicable Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the applicable Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this Condition (2)(c)(iii), if:

(A)	the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(B)	the applicable Adviser agrees to, and does, provide periodic reports to the applicable Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)	any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the applicable Regulated Fund will not benefit the Adviser, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 13, (B) to the extent permitted by Section 17(e) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within such Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to such Regulated Fund. All information presented to the Board pursuant to this Condition will be kept for the life of such Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with Condition 8,11 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the applicable Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser12 will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the applicable Regulated Fund has approved as being in the best interests of such Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the applicable Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this Condition. In all other cases, the applicable Adviser will provide its written recommendation as to such Regulated Fund’s participation to the Eligible Trustees, and such Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in such Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and
____________________

11 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

12 Any Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 7(a) and 8(a).

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the applicable Regulated Fund has approved as being in the best interests of such Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the applicable Adviser will provide its written recommendation as to such Regulated Fund’s participation to the Eligible Trustees, and such Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in such Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the maximum amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9. The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that such Regulated Fund considered but declined to participate in, so that the Non-Interested Trustees may determine whether all investments made during the preceding quarter, including those investments that such Regulated Fund considered but declined to participate in, comply with the Conditions of the Order. In addition, the Non-Interested Trustees will consider at least annually the continued appropriateness for the applicable Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a business development company (as defined in Section 2(a)(48) of the 1940 Act) and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund, unless such person is a non-interested director of such Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13. Any transaction fee13 (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) of the 1940 Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable state law affecting the Board’s composition, size or manner of election.

15. Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4) under the 1940 Act, will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

IV. Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions set forth in this Application.

A. Potential Benefits

In the absence of the relief sought hereby, in some circumstances, the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act should not prevent registered closed-end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Adviser identifies investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company or investment vehicle. Portfolio companies or other vehicles may reject an offer of funding arranged by the Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Adviser expects that any portfolio company or other vehicles that are an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on Available Capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.
____________________

13 Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Trustees, has determined that it is in the best interests of such Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) such Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) such Regulated Fund will be able to participate in larger transactions; (iii) such Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) such Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) such Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and Conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board of ACAP and the Board of Xanthus, including the Non-Interested Trustees, each also determined, or will determine prior to the applicable Regulated Fund’s participation in the Co-Investment Program, that it is in the best interests of ACAP and Xanthus, as applicable, and their shareholders to obtain the Order at the earliest possible time. For these reasons, the Board of ACAP and the Board of Xanthus have determined that is proper and desirable for ACAP and Xanthus to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

B. Protective Representations and Conditions

The terms and conditions set forth in this Application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in Conditions 7 and 8, and after making the determinations required in Conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Trustees, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in Conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the applicable Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of such Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to such Regulated Fund’s Eligible Trustees. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in Conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See 1WS Credit Income Fund, et al. (File No. 812-14997) Investment Company Act Rel. No. 33959A (September 4, 2020) (notice) and 34036 (September 30, 2020) (order); KKR Income Opportunities Fund, et al. (File No. 812-14951) Investment Company Act Rel. No. 34138 (December 11, 2020) (notice) and 34164 (January 5, 2021) (order); Main Street Capital Corporation, et al. (File No. 812-14979) Investment Company Act Rel. No. 34103 (November 23, 2020) (notice) and 34146 (December 21, 2020) (order); Oaktree Strategic Income II, Inc., et al. (File No. 812-15156) Investment Company Act Rel. No. 34099 (November 18, 2020) (notice) and 34141 (December 15, 2020) (order); Principal Diversified Select Real Asset Fund, et al. (File No. 812-15083) Investment Company Act Rel. No. 34086 (November 4, 2020) (notice) and 34125 (December 1, 2020) (order); Yieldstreet Prism Fund Inc., et al. (File No. 812-15038) Investment Company Act Rel. No. 34050 (October 15, 2020) (notice) and 34090 (November 10, 2020) (order); Rand Capital Corporation, et al. (File No. 812-15108) Investment Company Act Rel. No. 34006 (September 11, 2020) (notice) and 34046-correction (October 7, 2020) (order); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15057) Investment Company Act Rel. No. 33958A (August 28, 2020) (notice) and 34016 (September 18, 2020) (order); FS Global Credit Opportunities Fund, et al. (File No. 812-14987) Investment Company Act Rel. No. 33927 (July 15, 2020) (notice) and 33968 (August 11, 2020) (order); Runway Growth Credit Fund, Inc., et al. (File No. 812-15105) Investment Company Act Rel. No. 33925 (July 13, 2020) (notice) and 33967 (August 10, 2020) (order); OFS Capital Corp., et al. (File No. 812-14909) Investment Company Act Rel. No. 33922 (July 8, 2020) (notice) and 33962 (August 4, 2020) (order); Conversus Stepstone Private Markets, et al. (File No. 812-15072) Investment Company Act Rel. No. 33913 (June 25, 2020) (notice) and 33930 (July 21, 2020) (order); Varagon Capital Corporation, et al. (File No. 812-15059) Investment Company Act Rel. No. 33867 (May 18, 2020) (notice) and 33892 (June 15, 2020) (order); FS Credit Income Fund, et al. (File No. 812-14905) Investment Company Act Rel. No. 33848 (April 22, 2020) (notice) and 33871 (May 19, 2020) (order); Invesco Advisers, et al. (File No. 812-15061) Investment Company Act Rel. No. 33844 (April 21, 2020) (notice) and 33870 (May 19, 2020) (order); AIP Private Equity Opportunities Fund I A LP, et al. (File No. 812-15047) Investment Company Act Rel. No. 33818 (March 16, 2020) (notice) and 33850 (April 22, 2020) (order); Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940) Investment Company Act Rel. No. 33742 (January 8, 2020) (notice) and 33798 (February 4, 2020) (order); Fundrise Real Estate Interval Fund, LLC, et al. (File No. 812-15040) Investment Company Act Rel. No. 33739 (December 31, 2019) (notice) and 33793 (January 28, 2020) (order); Prospect Capital Corporation, et al. (File No. 812-14977) Investment Company Act Rel. No. 33716 (December 16, 2019) (notice) and 33745 (January 13, 2020) (order); Blackstone Alternative Alpha Fund, et al. (File No. 812-14967) Investment Company Act Rel. No. 33707 (December 2, 2019) (notice) and 33738 (December 30, 2019) (order); AMG Pantheon Master Fund, LLC, et al. (File No. 812-14626-01) Investment Company Act Rel. No. 33687 (November 18, 2019) (notice) and 33714 (December 13, 2019) (order); New Mountain Finance Corporation, et al. (File No. 812-15030) Investment Company Act Rel. No. 33624 (September 12, 2019) (notice) and 33656 (October 8, 2019) (order); John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Investment Company Act Rel. No. 33493 (May 28, 2019) (notice) and 33518 (June 25, 2019) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14955) Investment Company Act Rel. No. 33480 (May 21, 2019) (notice) and 33515 (June 20, 2019) (order); Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Investment Company Act Rel. No. 33475 (May 15, 2019) (notice) and 33503 (June 7, 2019) (order); CM Finance Inc, et al. (File No. 812-14850) Investment Company Act Rel. No. 33377 (February 19, 2019) (notice) and 33401 (March 19, 2019) (order); Pharos Capital BDC, Inc., et al.(File No. 812-14891) Investment Company Act Rel. No. 33372 (February 8, 2019) (notice) and 33394 (March 11, 2019) (order); Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. No. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); Blackstone Real Estate Income Fund, et al. (File No. 812-14931) Investment Company Act Rel. No. 33271 (October 16, 2018) (notice) and 33294 (November 13, 2018) (order); Audax Credit BDC Inc., et al. (File No. 812-14862) Investment Company Act Rel. No. 33270 (October 12, 2018) (notice) and 33290 (November 7, 2018) (order); BC Partners Lending Corporation, et al. (File No. 812-14860) Investment Company Act Rel. No. 33256 (September 26, 2018) (notice) and 33279 (October 23, 2018) (order); THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. No. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); Tortoise Capital Advisors, L.L.C., et al. (File No. 812-14839) Investment Company Act Rel. No. 33205 (August 21, 2018) (notice) and 33237 (September 18, 2018) (order); Thrivent Financial for Lutherans, et al. (File No. 812-14838) Investment Company Act Rel No. 33197 (August 9, 2018) (notice) and 33217 (September 5, 2018) (order); AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. No. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. No. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018) (order); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. No. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. No. 33047 (Marc 14, 2018) (notice) and 33070 (April 10, 2018) (order).

VI. Procedural Matters

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Jennifer Shufro
SilverBay Capital Management
350 Madison Avenue, 20th Floor
New York, New York 10017
(212) 716-6840

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

B. Authorization

The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that this Application for a Commission order is signed by an authorized person of each Applicant pursuant to the general authority vested in him as such by the Certificate of Incorporation and By-laws or Certificate of Formation and Limited Liability Company Agreement of each Applicant, or pursuant to the resolutions attached hereto as Exhibit B.

VII. Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated December 1, 2021

ACAP STRATEGIC FUND

By: SILVERBAY CAPITAL MANAGEMENT, LLC, its
Investment Adviser

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

SILVERBAY CAPITAL MANAGEMENT LLC

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

ADVANTAGE ADVISERS XANTHUS FUND, LLC

By: ADVANTAGE ADVISERS MULTI-MANAGER,
L.L.C., its Investment Adviser

By: OPPENHEIMER ASSET MANAGEMENT INC., its
Managing Member

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Managing Director

ALKEON CAPITAL MANAGEMENT, LLC

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH MASTER FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PARTNERS II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND II, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PW PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH RJ PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT SERIES SPC FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ADVANTAGE ADVISERS GLOBAL GROWTH, LLC

By: ADVANTAGE ADVISERS MANAGEMENT, LLC, its
Investment Adviser

By: OPPENHEIMER ASSET MANAGEMENT INC., its
Managing Member

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Managing Director

ADVANTAGE ADVISERS GLOBAL GROWTH, LTD.

By: ADVANTAGE ADVISERS MULTI-MANAGER,
L.L.C., its Investment Adviser

By: OPPENHEIMER ASSET MANAGEMENT INC., its
Managing Member

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Managing Director

SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE
GROWTH FUND SERIES

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Subadvisor

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY OFFSHORE
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY MASTER
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND II, PRIVATE SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT
OFFSHORE FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION LUX SCSP SICAV-RAIF

By: ALKEON INNOVATION (GENERAL PARTNER)
S.À.R.L., its General Partner

By: ALKEON CAPITAL MANAGEMENT, LLC, its Sole
Shareholder

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

Exhibit A

Verification of Statement of Facts and Application pursuant to Rule 17d-1 under the
Investment Company Act of 1940 for an Order of the Commission

Each undersigned states that he has duly executed the attached amended Application for an order under Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated December 1, 2021 for and on behalf of, as applicable, ACAP Strategic Fund, SilverBay Capital Management LLC, Advantage Advisers Xanthus Fund, LLC, Alkeon Capital Management, LLC; Alkeon Growth Partners, LP; Alkeon Growth Offshore Fund, Ltd.; Alkeon Growth Master Fund, Ltd.; Alkeon Growth Partners II, LP; Alkeon Growth Offshore Fund II, Ltd.; Alkeon Growth PW Partners, LP; Alkeon Growth RJ Partners, LP; Alkeon Select Series SPC Fund, Ltd.; Alkeon Select Partners, LP; Alkeon Select Offshore Fund, Ltd.; Advantage Advisers Global Growth, LLC; Advantage Advisers Global Growth, Ltd.; SALI Multi-Series Fund, LP - Alkeon Insurance Growth Fund Series; Alkeon Innovation Fund, LP; Alkeon Innovation Offshore Fund Ltd.; Alkeon Innovation Master Fund, LP; Alkeon Innovation Opportunity Fund, LP; Alkeon Innovation Opportunity Offshore Fund, LP; Alkeon Innovation Opportunity Master Fund, LP; Alkeon Innovation Fund II, LP; Alkeon Innovation Offshore Fund II, LP; Alkeon Innovation Master Fund II, LP; Alkeon Innovation Fund II, Private Series, LP; Alkeon Innovation Offshore Fund II, Private Series, LP; Alkeon Innovation Master Fund II, Private Series, LP; Alkeon Innovation Lux, SCSp SICAV-RAIF; Alkeon Innovation II Private Client Fund, LP; and Alkeon Innovation II Private Client Offshore Fund, LP; and that all actions by stockholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. Each undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

Dated: December 1, 2021

ACAP STRATEGIC FUND

By: SILVERBAY CAPITAL MANAGEMENT, LLC, its
Investment Adviser

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

SILVERBAY CAPITAL MANAGEMENT LLC

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Authorized Signatory

ADVANTAGE ADVISERS XANTHUS FUND, LLC

By: ADVANTAGE ADVISERS MULTI-MANAGER,
L.L.C., its Investment Adviser

By: OPPENHEIMER ASSET MANAGEMENT INC., its
Managing Member

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Managing Director

ALKEON CAPITAL MANAGEMENT, LLC

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH MASTER FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PARTNERS II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH OFFSHORE FUND II, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH PW PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON GROWTH RJ PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT SERIES SPC FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT PARTNERS, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON SELECT OFFSHORE FUND, LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ADVANTAGE ADVISERS GLOBAL GROWTH, LLC

By: ADVANTAGE ADVISERS MANAGEMENT, LLC, its
Investment Adviser

By: OPPENHEIMER ASSET MANAGEMENT INC., its
Managing Member

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Managing Director

ADVANTAGE ADVISERS GLOBAL GROWTH, LTD.

By: ADVANTAGE ADVISERS MULTI-MANAGER,
L.L.C., its Investment Adviser

By: OPPENHEIMER ASSET MANAGEMENT INC., its
Managing Member

By:	/s/ Bryan McKigney
Name: Bryan McKigney
Title: Managing Director

SALI MULTI-SERIES FUND, LP - ALKEON INSURANCE
GROWTH FUND SERIES

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Subadvisor

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND LTD.

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY OFFSHORE
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OPPORTUNITY MASTER
FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION FUND II, PRIVATE SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION OFFSHORE FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION MASTER FUND II, PRIVATE
SERIES, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION II PRIVATE CLIENT
OFFSHORE FUND, LP

By: ALKEON CAPITAL MANAGEMENT, LLC, its
Investment Adviser and Attorney-in-Fact

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

ALKEON INNOVATION LUX SCSP SICAV-RAIF

By: ALKEON INNOVATION (GENERAL PARTNER)
S.À.R.L., its General Partner

By: ALKEON CAPITAL MANAGEMENT, LLC, its Sole
Shareholder

By:	/s/ George Mykoniatis
Name: George Mykoniatis
Title: Chief Financial Officer

Exhibit B

Resolutions Adopted by the Board of Trustees of
ACAP Strategic Fund

WHEREAS, The Board believes it is in the best interests of the Fund to file an application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; now, therefore, be it

RESOLVED, That the Principal Executive Officer and Chief Compliance Officer of the Fund (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, That the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolution and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Adopted on: February 23, 2021

Exhibit C

Resolutions Adopted by the Board of Managers of
Advantage Advisers Xanthus Fund, LLC

WHEREAS, The Board believes it is in the best interests of the Fund to file an application with the SEC for an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder (the “Application”), which, if approved, would authorize the entering into of certain joint transactions and co-investments by the Fund with certain entities which may be deemed to be “affiliates” of the Fund pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Section 17(d) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; now, therefore, be it

RESOLVED, That the Principal Executive Officer of the Fund (the “Authorized Officer”) be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to prepare or cause to be prepared, executed, delivered and filed with the SEC the Application, and to do or cause to be done such other acts or things and execute such other documents, including amendments to the Application, as he deems necessary or desirable, with the advice of counsel, to cause the Application to conform to comments received from the Staff of the SEC and otherwise deemed necessary or advisable, including changes that may be required to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officer preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, That the Authorized Officer be, and hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to perform or cause to be performed all of the agreements and obligations of the Fund in connection with the foregoing resolution and to effectuate the Application contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay or cause to be incurred and paid all fees and expenses and to engage such persons as the Authorized Officer may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officer of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officer’s authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof.

Adopted on: November 22, 2021